Exhibit 99.1

Broken Coast Expands Premium Cannabis Offering with Introduction of Newly Developed Strain 'Pipe Dream'

LEAMINGTON, ON, Dec. 17, 2020 /CNW/ - Aphria Inc. ("Aphria", "we", or the "Company") (TSX: APHA) (NASDAQ: APHA), a leading global cannabis company inspiring and empowering the worldwide community to live their best life, today announced the launch of Broken Coast Cannabis Inc.'s ("Broken Coast") newest innovation and proprietary strain, Pipe Dream.

With its unique and distinctive characteristics, which include a bold bud structure, strong smell and look, and a spicy-gas profile with high THC (18-24%) content, 'Pipe Dream' was ultimately selected as the newest Broken Coast flower strain after 15-months of careful testing at its British Columbia-based cultivation facility.

"There aren't many cannabis plants that are genetically different to what's out there," said Kevin Anderson, Broken Coast's Head Grower. "To find a plant that scores so high in all regards of our testing is really one in several hundred - it's very rare. Pipe Dream is the one in several hundred and we think Canadians will really love the spicy and gassy profile, as it's truly different to anything else in our current strain offering but still the high-quality product consumers have come to expect from Broken Coast."

To unearth a cultivar worthy of the Broken Coast brand required the master grow team to plant, nurture and evaluate thousands of seedlings, seeking to identify and accentuate the traits that produce a truly exceptional smoke. Some felt a flower this special was nothing but a Pipe Dream. Now Canadians can decide for themselves.

Pipe Dream has a very dense and round bud structure thickly covered with bright trichomes. The lime green and purple flower also has a touch of fruitiness within its spicy and pungent profile. Pipe Dream is available in BC in 3.5g whole flower online and in retail and will be rolling out to the rest of the country (except for Quebec) over the next few months. In addition, 5g and 10g formats are also available to medical clients.

This is the second innovation recently launched by Broken Coast, following the recently announced expansion of its product portfolio and entry into the 2.0 market with the launch of 510 vapes.

For more information, visit: brokencoast.com

About Broken Coast

Broken Coast Cannabis, a medical cannabis producer based in British Columbia, is proud to be Canadian owned and operated. Broken Coast believes that quality results from adhering to strict procedural protocol and environmental control. Through an extensive system of operating procedures, they provide the highest levels of purity, quality, and customer satisfaction. Premium cannabis is grown hydroponically in a custom-built facility, in small batches in single-strain rooms, and harvested on a rotational cycle to ensure they have a steady supply of fresh product in stock.

About Aphria Inc.

Aphria Inc. is a leading global cannabis company driven by an unrelenting commitment to our people, the planet, product quality and innovation. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria Inc. has been setting the standard for the low-cost production of high-quality cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria Inc. is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria Inc. drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion.

For more information, visit: aphriainc.com

View original content to download multimedia:http://www.prnewswire.com/news-releases/broken-coast-expands-premium-cannabis-offering-with-introduction-of-newly-developed-strain-pipe-dream-301195259.html

SOURCE Aphria Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/December2020/17/c7864.html

%CIK: 0001733418

For further information: For media inquiries please contact: Tamara Macgregor, Chief Corporate Affairs Officer, tamara.macgregor@aphria.com, 437-343-4000; For investor inquiries please contact: Investor Relations, investors@aphria.com

CO: Aphria Inc.

CNW 10:00e 17-DEC-20